SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of November, 2002.


                                ORIX Corporation
                (Translation of Registrant's Name Into English)

                     3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
                    (Address of Principal Executive Offices)

                            -----------------------



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F |X|            Form 40-F |_|

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes |_|        No |X|

                            Table of Documents Filed



                                                                           Page
                                                                           ----

     1. Translation of Japanese documents Filed with the Tokyo Stock
        Exchange.  Re: Notice Regarding the Exercise Price and Other
        Matters of Stock Options in the Form of Stock Acquisition
        Rights............................................................   1

[ORIX LOGO]
                                                               November 5, 2002
                                                               ORIX Corporation
                                                            TSE: 8591; NYSE: IX

FOR IMMEDIATE RELEASE
---------------------

Contact Information:
     ORIX Corporation
     Corporate Communications
     Tel: +81-3-5419-5102
     Fax: +81-3-5419-5901
     E-mail: orixir@orix.co.jp

     Translation of Japanese Documents Filed with the Tokyo Stock Exchange
     ---------------------------------------------------------------------

  Re: Notice Regarding the Exercise Price and Other Matters of Stock Options
                    in the Form of Stock Acquisition Rights

Pursuant to the resolution at the meeting of the Board of Directors of ORIX Corporation (the "Company") held on October 25, 2002, the exercise price and other matters of stock acquisition rights (stock options) were determined as of November 5, 2002. Details are informed herein accordingly.

1. Issue Date of Stock Acquisition Rights
-----------------------------------------

November 5, 2002.

2. Type and Number of Shares to Be Issued upon
   Exercise of Stock Acquisition Rights
----------------------------------------------

453,300 shares of common stock of the Company.

3. Total Number of Stock Acquisition Rights to Be Issued
--------------------------------------------------------

4,533 (100 shares will be issued upon exercise of one (1) stock acquisition right.).

4. Amount to Be Paid upon Exercise of Stock Acquisition Right
-------------------------------------------------------------

745,200 yen per one (1) stock acquisition right: 7,452 yen per one (1) share.

5. Total Issue Price of New Shares When Shares Are Newly Issued
   upon Exercise of Stock Acquisition Rights
---------------------------------------------------------------

3,377,991,600 yen.

6. Portion of Issue Price of New Shares Not to Be Accounted for as Capital When Shares Are Newly Issued upon Exercise of Stock Acquisition Rights
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3,726 yen per one (1) share.

 (Reference)
 -----------

(1) The date of the resolution of the meeting of the Board of Directors which approved the proposal of agendas of the Ordinary General Meeting of
     Shareholders: April 25, 2002.
(2)  The date of the resolution of the Ordinary General Meeting of
     Shareholders: June 26, 2002.
(3) The date of the resolution of the meeting of the Board of Directors which approved the issuance of the stock acquisition rights herein referred to: October 25, 2002.

About ORIX
----------

ORIX Corporation (TSE: 8591; NYSE: IX) is a leading financial services company based in Tokyo, Japan providing innovative value-added products and services to both corporate and retail customers. With over 6.0 trillion yen in assets and operations in 23 countries worldwide, ORIX's diversified activities include: leasing, corporate finance, real estate financing and development, insurance, investment and retail banking, venture capital, and securities investment and brokerage. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm.


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These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under "Risk Factors" in the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission.
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                                     # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ORIX Corporation


Date: November 8, 2002               By  /s/ Shunsuke Takeda
                                         ----------------------
                                         Shunsuke Takeda
                                         Director
                                         Deputy President and CFO
                                         ORIX Corporation